Exhibit 21.1

TERAWULF INC.

List of Subsidiaries

1.	Kyalami Data LLC
2.	Lake Mariner Data LLC
3.	Nautilus Cryptomine LLC (50%)
4.	TeraCub Inc.
5.	TeraWulf Brookings LLC
6.	TeraWulf Ploughwind LLC
7.	TeraWulf (Thales) LLC
8.	IKONICS Corporation